Exhibit 99.2
NewLead Holdings Ltd.
Completes Divestiture of Non-Core Vessels
•	Approximately $50 million total consideration from divestiture
PIRAEUS, GREECE, September 16, 2010 — NewLead Holdings Ltd. (NASDAQ: NEWL) (“NewLead” or the “Company”), an international, vertically integrated shipping company, today announced that it completed the divestiture of all seven non-core vessels with the sale of three product tankers the Ostria, the Nordanvind and the High Land. Earlier this year, the Company sold two of its non-core product tankers, the Chinook and the High Rider and two container vessels, the MCS Seine and the Saronikos Bridge.
The aggregate consideration of the divestiture of these seven non-core vessels is approximately $50.0 million. The divestiture is anticipated to favorably impact EBITDA by $7.8 million annually. NewLead has used a portion of the net proceeds from the sale of the containers to pay down bank indebtedness and intends to utilize the net proceeds from the sale of the non-core product tankers to renew its fleet or reduce its outstanding indebtedness.
Michael S. Zolotas, president and chief executive officer, stated: “I am pleased by the significant progress we have made towards implementing our strategy in less than a year’s time. We have transformed the fleet and operations while creating a scalable platform capable of supporting significant growth.”
As a result of this divestiture, NewLead has a diversified fleet of 21 vessels, of which six are product tankers and 15 are dry bulk vessels, with a total dwt of 1,854,743 including newbuildings.
FLEET UPDATE
The following table details NewLead’s fleet deployment as of September 16, 2010:

Name	Size (dwt)	Vessel Type	Year Built	Charter Rate (daily, net)	Charter Expiration
Product Tanker Vessels
Stena Compass	72,736	Panamax	2006	$18,233 (bareboat rate) + 30.0% profit sharing above $26,000	December 2010	(1)
Newlead Compassion	72,782	Panamax	2006	—	Spot
Newlead Avra	73,495	Panamax	2004	$13,825 plus 50.0% profit sharing based on vessel’s actual earnings	Q4 2011	(2)
Newlead Fortune	73,495	Panamax	2004	$13,825 plus 50.0% profit sharing on earnings based on TC5 index	Q4 2011	(2)

Name	Size (dwt)	Vessel Type	Year Built	Charter Rate (daily, net)	Charter Expiration
Hiotissa	37,329	Handymax	2004	$19,013 plus profit sharing above $19,500	min: April 2011 max: June 2011
Hiona	37,337	Handymax	2003	$19,013 plus profit sharing above $19,500	min: March 2011 max: May 2011
Dry Bulk Vessels
Newlead Victoria	75,966	Panamax	2002	$16,875	min: October 2010 max: January 2011	(3)
Brazil	151,738	Capesize	1995	$28,985	min: October 2014 max: February 2015	(4)
Australia	172,972	Capesize	1993	$20,391	min: November 2011 max: January 2012
China	135,364	Capesize	1992	$12,753	min: November 2015 max: October 2016
Grand Ocean	149,498	Capesize	1990	$15,360	min: December 2010 max: April 2011	(5)
Grand Venetico	134,982	Capesize	1990	$17,760	min: June 2011 max: October 2011	(6)
Grand Rodosi	68,788	Panamax	1990	$21,515	min: January 2011 max: March 2011
Newlead Esmeralda	69,458	Panamax	1990	$10,175 + 50.0% profit sharing	min: December 2011 max: April 2012	(7)
Newlead Markela	71,733	Panamax	1990	$21,972	min: February 2013 max: June 2013
Grand Spartounta	135,070	Capesize	1989	$20,900	November 2010

			Expected
Newbuildings	Size (dwt)	Vessel Type	Delivery Date	Charter Rate (daily, net)	Charter Expiration
N213	80,000	Kamsarmax	Q4 2010	$28,710	7 years	(9)
H-4023	35,000	Handysize	Q2 2011	$12,000 plus 40.0% profit sharing	12 years +/- 4 months	(10)
S-1125	92,000	Post-Panamax	Q2 2011	$14,438 plus 50.0% profit sharing when 110.0% of BPI route index exceeds $17,000	7 years	(8)
N216	80,000	Kamsarmax	Q4 2011	$27,300	7 years
H-4029	35,000	Handysize	Q3 2012	$12,000 plus 40.0% profit sharing	12 years +/- 4 months	(10)

Total dwts:	1,854,743

(1)	Vessel is under a bareboat charter party agreement. The operating expenses are for the account of the charterer. Accordingly, the vessel’s Time Charter Equivalent (TCE) rate is grossed up to reflect estimated daily operating costs. As a result, the vessel’s charter rate is adjusted to a TCE rate of $24,933, to include estimated operating costs of $6,700.

(2)	The time charter is expected to commence within Q4 2010.

(3)	After the end of the current time charter, the vessel is fixed for a period of 20-22 months earning 105.0% of the average of the 4 BPI routes less 5.0% commissions.

(4)	$28,985 for the first two years, $26,180 thereafter, plus 50.0% profit sharing above $26,600 based on the 85% of the average of the 4 BCI routes for all years. If charterers exercise their option for the third year of M/V Grand Ocean, third year hire of Brazil to remain $28,985.

(5)	Charterer’s option to extend for one additional year.

(6)	Charterer’s option to extend for six additional months.

(7)	Profit sharing is based on 86.0% of the Baltic Panamax Average 4TC Routes.

(8)	Charterer’s option for 1+1 additional years. Hire for first optional year $15,400 (net) plus 50/50 profit sharing. Hire for second optional year $16,844 (net) plus 50/50 profit sharing.

(9)	$28,710 five years charter, plus two optional years (1+1). Owners’ put option for up to two years charter at a net charter rate between $19,800 and $28,710. This fixture is subject to Charterer not exercising their optional years, in order to secure seven-year charter duration for the vessel.

(10)	Base rate $12,000. Above $14,000 profit sharing 40.0% based on open book accounting on actual earnings.
About NewLead Holdings Ltd.
NewLead Holdings Ltd. is an international shipping company that owns and operates product tankers and dry bulk vessels. NewLead’s common shares are traded under the symbol “NEWL” on the NASDAQ Global Select Market. To learn more about NewLead Holdings Ltd., please visit the new website at www.newleadholdings.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as “anticipate,” “estimate,” “project,” “plan,” and “expect,” are intended to be ''forward-looking” statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions and business strategy. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead’s filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor Contact:	Media Contact:
Sarah Freeman	Elisa Gerouki
CJP Communications	NewLead Holdings Ltd.
+1 (212) 279 3115 x244	+ 30 (213) 014 8023
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